February 8, 2007

Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

> **Re:** **Nuevo Financial Center, Inc.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed January 16, 2007**
> **File No. 333-130722**

Dear Mr. Araque:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note your disclosure on the front cover page of your prospectus that the selling shareholders will be selling the shares at a fixed price of $1.00 However, your also disclose on this page that you intend to apply to have your common stock listed on the OTC Bulletin Board once the prospectus is declared effective. Please revise your disclosure on this page and elsewhere in the prospectus as appropriate, including your Plan of Distribution, to indicate, if true, that the selling shareholders who are not affiliates will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We note that you have similar disclosure located in the fifth whole paragraph on page 10.

2.   It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under that rule, "equity securities" offered by or on behalf of the registrant cannot be sold as an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. As such please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: (via fax) Joseph I. Emas